May 1, 2025

Hing Wong
Chief Executive Officer
HCW Biologics Inc.
2929 N Commerce Parkway
Miramar, FL 33025

       Re: HCW Biologics Inc.
           Draft Registration Statement on Form S-1
           Submitted April 28, 2025
           CIK No. 0001828673
Dear Hing Wong:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jason Drory at 202-551-8342 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   James Groth